SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

ForgeRock, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

34631B101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 34631B101	13 G	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund IV L.P. ("AGF4")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,798,496 shares, all of which are directly owned by AGF4. Accel Growth Fund IV Associates L.L.C. ("AGF4A"), the general partner of AGF4, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 4,798,496 shares, all of which are directly owned by AGF4. AGF4A, the general partner of AGF4, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,798,496
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 52,464,862 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022 (the “Form 10-Q”), plus (ii) 4,798,496 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF4.

CUSIP NO. 34631B101	13 G	Page 3 of 14

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP")
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,298 shares, all of which are directly owned by AGF4SP. AGF4A, the general partner of AGF4SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 27,298 shares, all of which are directly owned by AGF4SP. AGF4A, the general partner of AGF4SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 47,693,664 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 27,298 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF4SP.

CUSIP NO. 34631B101	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund IV Associates L.L.C. ("AGF4A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,825,794 shares, of which 4,798,496 are directly owned by AGF4 and 27,298 are directly owned by AGF4SP. AGF4A, the general partner of AGF4 and AGF4SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,825,794 shares, of which 4,798,496 are directly owned by AGF4 and 27,298 are directly owned by AGF4SP. AGF4A, the general partner of AGF4 and AGF4SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,825,794
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 52,492,160 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 4,798,496 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF4, plus (iii) 27,298 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF4SP.

CUSIP NO. 34631B101	13 G	Page 5 of 14

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2016 L.L.C. ("AGFI16")
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 229,511
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 229,511
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	229,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 47,895,877 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 229,511 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGFI16.

CUSIP NO. 34631B101	13 G	Page 6 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III L.P. ("AL3")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,800,725 all of which are directly owned by AL3. Accel London III Associates L.P. (“AL3 LP”), the general partner of AL3, may be deemed to have sole power to vote these shares, and Accel London III Associates L.L.C. (“AL3A”), the general partner of AL3 LP, may be deemed to have sole power to vote these shares. Bruce Golden (“BG”), a director of the issuer and managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,800,725 all of which are directly owned by AL3. AL3 LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3 LP, may be deemed to have sole power to dispose of these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,800,725
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 60,467,091 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 12,800,725 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3.

CUSIP NO. 34631B101	13 G	Page 7 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III Associates L.P. (“AL3 LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,800,725 all of which are directly owned by AL3. AL3 LP, the general partner of AL3, may be deemed to have sole power to vote these shares, and AL3A, the general partner of AL3 LP, may be deemed to have sole power to vote these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,800,725 all of which are directly owned by AL3. AL3 LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3 LP, may be deemed to have sole power to dispose of these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,800,725
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 60,467,091 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 12,800,725 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3.

CUSIP NO. 34631B101	13 G	Page 8 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London Investors 2012 L.P. (“ALI12”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
290,627 shares, all of which are directly owned by ALI12. AL3A, the general partner of ALI12, may be deemed to have sole power to vote these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
290,627 shares, all of which are directly owned by ALI12. AL3A, the general partner of ALI12, may be deemed to have sole power to dispose of these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	290,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 47,956,993 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 290,627 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALI12.

CUSIP NO. 34631B101	13 G	Page 9 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel London III Associates L.L.C. (“AL3A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,091,352 shares, of which 12,800,725 are directly owned by AL3 and 290,627 are directly owned by ALI12. AL3 LP, the general partner of AL3, may be deemed to have sole power to vote these shares, and AL3A, the general partner of AL3 LP and ALI12 may be deemed to have sole power to vote these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,091,352 shares, of which 12,800,725 are directly owned by AL3 and 290,627 are directly owned by ALI12. AL3 LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3 LP and ALI12 may be deemed to have sole power to dispose of these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,091,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.5%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 60,757,718 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 12,800,725 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3, plus (iii) 290,627 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALI12.

CUSIP NO. 34631B101	13 G	Page 10 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Golden ("BG")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER
13,091,352 shares, of which 12,800,725 are directly owned by AL3, and 290,627 are directly owned by ALI12. AL3 LP, the general partner of AL3, may be deemed to have sole power to vote these shares, and AL3A, the general partner of AL3 LP and ALI12 may be deemed to have sole power to vote these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER
13,091,352 shares, of which 12,800,725 are directly owned by AL3, and 290,627 are directly owned by ALI12. AL3 LP, the general partner of AL3, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3 LP and ALI12 may be deemed to have sole power to dispose of these shares. BG, a director of the issuer and managing member of AL3A, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,091,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.5%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 60,757,718 shares of Class A Common Stock, calculated as follows, (i) 47,666,366 shares of Class A Common Stock outstanding, as of October 31, 2022, as reported by the Issuer in its Form 10-Q, plus (ii) 12,800,725 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AL3, plus (iii) 290,627 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALI12.

CUSIP NO. 34631B101	13 G	Page 11 of 14

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2022 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel Growth Fund IV L.P. ("AGF4"), Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"), Accel Growth Fund IV Associates L.L.C. ("AGF4A"), Accel Growth Fund Investors 2016 L.L.C. ("AGFI16"), Accel London III L.P. ("AL3"), Accel London III Associates L.P. (“AL3 LP”), Accel London III Associates L.L.C. (“AL3A”), Accel London Investors 2012 L.P. (“ALI12”), and Bruce Golden ("BG"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 34631B101	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Entities:

Accel Growth Fund IV L.P.*

Accel Growth Fund IV Strategic Partners L.P.*

Accel Growth Fund IV Associates L.L.C.*

Accel Growth Fund Investors 2016 L.L.C.*

Accel London III L.P.*

Accel London III Associates L.P.*

Accel London III Associates L.L.C.*

Accel London Investors 2012 L.P.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:           Bruce Golden*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 34631B101	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 34631B101	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ForgeRock, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.